                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                                  ___________

                                SCHEDULE 14D-9
               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 3)

                          RENTAL SERVICE CORPORATION
                           (Name of Subject Company)

                          RENTAL SERVICE CORPORATION
                     (Name of Person(s) Filing Statement)

                    Common Stock, Par Value $.01 Per Share
                        (Title of Class of Securities)

                                   76009V102
                     (CUSIP Number of Class of Securities)
                                  ___________

                               Robert M. Wilson
  Executive Vice President, Chief Financial Officer, Secretary and Treasurer
                          Rental Service Corporation
                     6929 East Greenway Parkway, Suite 200
                           Scottsdale, Arizona 85254
                                (480) 905-3300
      (Name, Address and Telephone Number of Person Authorized to Receive
    Notice and Communications on Behalf of the Person(s) Filing Statement)
                                  __________

                                  Copies to:

  Elizabeth A. Blendell, Esq.                       Mark D. Gerstein, Esq.
      Latham & Watkins                                 Latham & Watkins
633 West Fifth Street, Suite 4000                   233 South Wacker Drive
Los Angeles, California 90071-2007                  Sears Tower, Suite 5800
        (213) 485-1234                            Chicago, Illinois 60606-6401
                                                         (312) 876-7700

     This Amendment No. 3 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission (the "Commission") on June 30, 1999 (as subsequently amended, the "Schedule 14D-9") by Rental Service Corporation, a Delaware corporation ("RSC"), relating to the cash tender offer by Pandion Acquisition Corp., a Delaware corporation ("Pandion Acquisition") and a wholly owned subsidiary of Atlas Copco North America Inc., a Delaware corporation ("Atlas Copco" and, together with Pandion Acquisition, the "Bidder"), to purchase all outstanding shares of common stock, par value $.01 per share (together with the associated preferred share purchase rights, the "Shares"), of RSC at a price of $29.00 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 29, 1999 and the related Letter of Transmittal (which together constitute the "Offer"). The Offer is disclosed in a Tender Offer Statement on Schedule 14D-1 dated June 29, 1999 (as subsequently amended, the "Schedule 14D-1"), as filed by the Bidder with the Commission. Unless otherwise indicated, capitalized terms used but not defined shall have the meanings ascribed to them in the Schedule 14D-9.

Item 8.  Additional Information to be Furnished.

     The Offer expired at 12:00 Midnight, New York City time, on Tuesday, July 27, 1999. On July 28, 1999, Pandion Acquisition accepted for payment all Shares validly tendered and not withdrawn in the Offer. At the completion of the Offer, a total of 22,991,732 Shares were tendered in the Offer and purchased by Pandion Acquisition, representing approximately 94.6% of the outstanding
Shares. A copy of a press release issued jointly by RSC and Atlas Copco on July 28, 1999 with respect to the expiration of the Offer and the intention of RSC and Atlas Copco to consummate the merger of Pandion Acquisition with and into RSC on or about July 29, 1999 is filed as Exhibit 46 hereto and is incorporated by reference herein.

     On July 29, 1999, Pandion Acquisition filed a Certificate of Ownership and Merger with the Secretary of State of the State of Delaware in accordance with
Section 253 of the General Corporation Law of the State of Delaware merging Pandion Acquisition with and into RSC pursuant to the Agreement and Plan of Merger, dated as of June 28, 1999, by and among RSC, Atlas Copco and Pandion Acquisition. Upon consummation of the merger, RSC, as the surviving corporation in the merger, became a wholly owned subsidiary of Atlas Copco and the separate corporate existence of Pandion Acquisition ceased. A copy of a press release issued jointly by RSC and Atlas Copco on July 30, 1999 with respect to the merger is filed as Exhibit 47 hereto and is incorporated by reference herein.

Item 9.  Material to be Filed as Exhibits.

     46  Press Release issued jointly by RSC and Atlas Copco on July 28, 1999.

     47  Press Release issued jointly by RSC and Atlas Copco on July 30, 1999.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 2, 1999       Rental Service Corporation

                             By:      /s/ Robert M. Wilson
                                -------------------------------------
                             Name:   Robert M. Wilson
                             Title:  Executive Vice President, Chief
                                     Financial Officer, Secretary and
                                     Treasurer